UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Jones Lang LaSalle Income Property Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

N/A

(CUSIP Number)

Gordon Repp Jones Lang LaSalle Incorporated 200 East Randolph Drive Chicago, IL 60601 (312) 782-5800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 8, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Jones Lang LaSalle Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 988,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 988,687
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON (see instructions) HC

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LIC II Solstice Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LaSalle US Holdings Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 100,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 100,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS Jones Lang LaSalle Co-Investment, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,731
	9	SOLE DISPOSITIVE POWER 0
	10	3,731
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,731
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LaSalle Investment Management
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 984,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 984,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 984,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.4%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LaSalle Investment Company IIB Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No.	SCHEDULE 13D

1	NAME OF REPORTING PERSONS LIC II (General Partner) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 884,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 884,956
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 884,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (see instructions) CO

Item 1.	Security and Issuer.

The title and class to which this statement relates is common stock, par value $0.01 per share (“Common Stock”), of Jones Lang LaSalle Income Property Trust, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 200 East Randolph Drive, Chicago, IL 60601.

Item 2.	Identity and Background.

The names of the persons filing this statement are Jones Lang LaSalle Incorporated (“JLL”), LIC II Solstice Holdings, LLC (“LIC II Solstice”), LaSalle US Holdings Inc. (“LUSHI”), Jones Lang LaSalle Co-Investment, Inc. (“JLL Co-Investment”), LaSalle Investment Management (“LIM”), LaSalle Investment Company IIB Limited Partnership (“LIC Partnership”) and LIC II (General Partner) Limited (“LIC II Limited” and, collectively, the “Reporting Persons”).

JLL, a Maryland corporation, is a holding company that does not have any operations. Its subsidiaries engage in various aspects of the real estate investment management, advisory and services business. JLL’s principal office is located at 200 East Randolph Drive, Chicago, Illinois 60601.

JLL Co-Investment, a Maryland corporation, is a wholly-owned subsidiary of JLL and in general serves as the investment vehicle through which JLL makes co-investments in funds sponsored, advised or sub-advised by its affiliates. JLL Co-Investment’s principal office is located at 200 East Randolph Drive, Chicago, Illinois 60601.

LIC II Solstice, a Delaware limited liability company, is 99.99% owned by LIC Partnership, its managing member, and .01% owned by employees of affiliates of LIM. LIC Partnership is a Delaware limited partnership. The general partner of LIC Partnership is LIC II Limited, an English limited partnership. Each of LIC II Solstice, LIC Partnership and LIC II Limited are engaged in the business of investing in real estate. LIC II Solstice and LIC Partnership have a principal office located at 200 E. Randolph Drive, Chicago, Illinois 60601 and LIC II Limited has a principal office located at One Curzon Street, London, United Kingdom W1J 5HD.

LUSHI is a Delaware corporation that is engaged in the business of investing in real estate and has a principal office located at 200 East Randolph, Chicago, Illinois 60601. LIM, an English limited company and investment advisor registered with the United Kingdom Financial Services Authority, acts as an investment advisor to each of LIC II Solstice and LUSHI and has the authority to dispose of the investments beneficially owned by each such entity. LIM is indirectly wholly-owned by JLL and its principal office is located at One Curzon Street, London, United Kingdom W1J 5HD. The Reporting Persons do not admit that they constitute a group.

During the last five years, none of persons identified in this Item 2 has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, “Covered Persons”), reference is made to Schedule I annexed hereto and incorporated herein by reference.

The foregoing entities and other related persons in the aggregate beneficially own more than 5% of common stock, par value $0.01 per share, of the Issuer. Although several of the foregoing are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, there are holdings of an entity which does not qualify for filing on short-form Schedule 13G. In order to avoid any question as to whether beneficial ownership of the Reporting Persons is therefore being reported on the proper form and in order to provide greater investment flexibility and administrative uniformity, these persons are filing their beneficial ownership reports on the more detailed Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

LUSHI purchased (i) 1,000 shares on May 28, 2004 and (ii) 99,000 shares on December 23, 2004 of the Issuer’s common stock, par value $0.01 per share (the “Shares”) for an aggregate purchase price of $10 million. On November 14, 2011, JLL Co-Investment purchased 3,731 Shares for an aggregate purchase price of $200,000. On August 8, 2012, the Issuer entered into an agreement (the “Subscription Agreement”) with LIC II Solstice for the purchase of approximately 884,956 Shares. The aggregate purchase price for such 884,956 shares of Common Stock was $50 million, based on the Issuer’s June 30, 2012 net asset value (“NAV”) per share of $56.50. All purchases described in this paragraph were made from the working capital (funds available for investment) of the respective purchasers. No borrowed funds were used to purchase any shares of Common Stock.

Item 4.	Purpose of Transaction.

The information set forth in Items 3, 5 and 6 hereof is hereby incorporated by reference into this item.

The shares of Common Stock were acquired for the purpose of investing in the Issuer’s securities. Depending on the Reporting Persons’ ongoing evaluation of the Issuer, prevailing market conditions and economic conditions or other investment considerations, the Reporting Persons may acquire additional shares, or dispose of shares of Common Stock, from time to time. The timing and amount of such acquisitions or dispositions will depend on the conditions and considerations described in the preceding sentences. The Reporting Persons’ acquisition of additional shares is subject to applicable legal restrictions and the disposition of shares of Common Stock is subject to the Subscription Agreement, which generally provides, among other things, that LIC II Solstice may not submit any request for repurchase pursuant to the Issuer’s share repurchase plan for at least five years after the date of purchase. The Reporting Persons intend to review on a continuing basis their investment in the Common Stock, the Issuer’s business affairs and financial condition, as well as conditions in the securities markets and general economic and industry conditions.

Except as otherwise contemplated herein, none of the Reporting Persons has any plan or proposal which relates to or which would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Act.

Item 5.	Interest in Securities of the Issuer.

(a) The calculations in this Item are based upon 5,046,315 shares of Common Stock outstanding as of August 9, 2012 (based on disclosure made by the Issuer in its Quarterly Report on Form 10-Q filed on August 9, 2012). As of the date hereof, the Reporting Persons collectively own 988,687 shares of Common Stock. Such shares constitute 19.5% of the outstanding shares of Common Stock of the Issuer. The foregoing calculation is made pursuant to Rule 13d-3 promulgated under the Securities Exchange Act, as amended.

(b)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote:

See item 7 on Cover Pages to this Schedule 13D.

(ii)	Shared power to vote or to direct the vote

See item 8 on Cover Pages to this Schedule 13D.

(iii)	Sole power to dispose or to direct the disposition of

See item 9 on Cover Pages to this Schedule 13D.

(iv)	Shared power to dispose or to direct the disposition of

See item 10 on Cover Pages to this Schedule 13D.

(c)	Except as described in this Schedule 13D, the persons identified in Item 2 of this Schedule 13D have not effected any transaction in shares of Common Stock during the preceding 60 days.

(d)	Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on, or the proceeds of sales of, the shares of Common Stock owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A.	Subscription Agreement

The Subscription Agreement sets forth certain rights and obligations of LIC II Solstice as a stockholder.

Pursuant to the Subscription Agreement, the shares of Common Stock purchased by LIC II Solstice on August 8, 2012 will not be eligible for repurchase pursuant to the Issuer’s share repurchase plan for a period of five years after the date of purchase. LIC II Solstice may, at its option, request pursuant to the Issuer’s share repurchase plan that the Issuer repurchase (i) up to three-fifths of its shares beginning on or after August 8, 2017, the fifth anniversary of the purchase date, and (ii) up to an additional one-fifth of its shares beginning on or after August 8, 2019, the seventh anniversary of the purchase date, in each case at a price equal to the then-current NAV per share on the repurchase date. For so long as the Issuer is externally managed and advised by LaSalle Investment Management, Inc., a Maryland corporation, or an affiliate of JLL, LIC II Solstice has agreed that it or another affiliate of JLL will not, without the our prior written consent, submit any request for the repurchase of any shares purchased on the purchase date or sell, transfer, pledge, assign or otherwise dispose of such shares to any person or entity, other than to a subsidiary, parent company or company under common control with LIC II Solstice, to the extent that any such repurchase, sale, transfer, assignment or disposition would cause LIC II Solstice to be the beneficial owner (as such term is defined in Rule 13d-3 of the Act) of less than one-fifth of the shares issued the purchase date.

In the event that LaSalle Investment Management, Inc. is terminated as the Issuer’s advisor other than for cause, JLL and any of its affiliates owning shares of Common Stock, may require the Issuer to repurchase all or any portion of their shares at a price equal to the NAV per share of the class to be repurchased as of the repurchase date. To the extent that the Issuer’s board of directors determines that it does not have sufficient cash on hand and other assets available that can be readily liquidated to pay the full price for any such repurchase in cash at the time of repurchase, the Issuer may issue an interest-bearing promissory note for the balance of the repurchase price.

LIC II Solstice has also agreed that it will not vote any of the shares that it owns regarding (i) the removal of LaSalle Investment Management, Inc. as the Issuer’s advisor, any of the Issuer’s directors or any of their affiliates, or (ii) any transaction between the Issuer and LaSalle Investment Management, Inc., and of the Issuer’s directors or any of their affiliates, including the undersigned.

LIC II Solstice’s shares are also subject to the same restrictions on transfer and withdrawals as those set forth in the Side Letter Agreements (defined and described below).

B.	Side Letter Agreements

Pursuant to separate side letter agreements by and between LaSalle Investment Management, Inc. and U.S. Trust Company, N.A., dated June 16, 2004, September 8, 2004 and December 23, 2004 (collectively, the “Side Letter Agreements”), LaSalle Investment Management, Inc. has agreed that it or LUSHI will maintain an equity investment in the Issuer of at least $10 million. LUSHI may withdraw its investment at any time after December 23, 2014 or if LaSalle Investment Management, Inc. is terminated as the Issuer’s advisor for any reason. In addition, LUSHI may transfer and assign any shares to the Issuer’s advisor or any of its affiliates without the consent of the Issuer; provided, that the transferee agrees in writing to maintain the $10 million equity investment in the Issuer.

The summary contained in this Schedule 13D of certain provisions of the Subscription Agreement and Side Letter Agreements are qualified in its entirety by reference to these agreements, copies of which are attached hereto as Exhibits 2, 3, 4 and 5 and incorporated herein by reference.

Except for the agreements as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Exhibit 2	Subscription Agreement, dated August 8, 2012 (Incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on August 9, 2012).

Exhibit 3	Letter Agreement by and between Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of June 16, 2004 (Incorporated by reference to Exhibit 10.3 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2010).

Exhibit 4	Letter Agreement by and between Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of September 8, 2004 (Incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form 10 filed with the SEC on April 28, 2006).

Exhibit 5	Letter Agreement by and between Excelsior LaSalle Property Fund, Inc., U.S. Trust Company, N.A. and LaSalle Investment Management, Inc., dated as of December 23, 2004 (Incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed with the SEC on March 15, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 11, 2012

JONES LANG LASALLE INCORPORATED

By:	/s/ Joseph J. Romenesko
Name:	Joseph J. Romenesko
Title:	Treasurer

JONES LANG LASALLE CO-INVESTMENT, INC.

By:	/s/ Joseph J. Romenesko
Name:	Joseph J. Romenesko
Title:	Director

LASALLE INVESTMENT MANAGEMENT

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LIC II (General Partner) LIMITED

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LASALLE INVESTMENT COMPANY IIB LIMITED PARTNERSHIP

By:	LIC II (GENERAL PARTNER) LIMITED, its general partner

By:	/s/ James Lyon
Name:	James Lyon
Title:	Director

LIC II SOLSTICE HOLDINGS, LLC

By:	/s/ Peter Schaff
Name:	Peter Schaff
Title:	President

LASALLE U.S. HOLDINGS, INC.

By:	/s/ Peter Schaff
Name:	Peter Schaff
Title:	Director

SCHEDULE I

Information with Respect to Executive

Officers and Directors of the Undersigned

Schedule I to Schedule 13D is amended, in pertinent part, as follows:

The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; his present principal occupation or employment and the name, principal address of any corporation or other organization in which such employment is conducted. For any information required to be provided in Schedule 13D with respect to officers and directors of Jones Lang LaSalle Incorporated (“JLL”) and to the extent not otherwise disclosed herein, please refer to the JLL 2011 Annual Report and the JLL Proxy Statement dated April 20, 2012. All officers listed below who are associated with the Reporting Persons of JLL, Jones Lang LaSalle Americas, Inc., Jones Lang LaSalle Co-Investment, Inc., LIC II Solstice Holdings, LLC and LaSalle U.S. Holdings, Inc. are located at 200 E. Randolph Drive, Chicago, Illinois 60601. All persons listed below associated with the Reporting Persons LaSalle Investment Management and LIC II (General Partner) Limited are located at One Curzon Street, London United Kingdom W1J 5HD. All directors of JLL who are otherwise listed as being a former executive have a business address of 200 E. Randolph Drive, Chicago, Illinois 60601. Officers and directors associated with Jones Lang LaSalle Americas, Inc. and LaSalle Investment Management, Inc. are located at 200 E. Randolph Drive, Chicago, Illinois 60601. In addition, the Reporting Person LaSalle Investment Company IIB Limited Partnership does not have any officers or directors.

Jones Lang LaSalle Incorporated:
Directors:
Sheila A. Penrose	Chairman of the Jones Lang LaSalle Incorporated Board and Former President, Corporate and Institutional Services, Northern Trust Corporation
Colin Dyer	Chief Executive Officer and President, Jones Lang LaSalle Incorporated 200 E. Randolph Drive, Chicago, Illinois 60601
Hugo Bagué	Group Executive, Rio Tinto 2 Eastbourne Terrace London W2 6LG United Kingdom
Darryl Hartley-Leonard	Former Chairman and Chief Executive Officer, Hyatt Hotels Corporation
DeAnne Julius	Former Chairman, Royal Institute of International Affairs Chatham House 10 St. James’s Square London SW1Y 4LE United Kingdom
Ming Lu	Partner, KKR & Co., L.P. Level 56, Cheung Kong Center 1 Queen’s Road Central Hong Kong
Lauralee E. Martin	Chief Operating and Financial Officer, Jones Lang LaSalle Incorporated
Martin H. Nesbitt	President and Chief Executive Officer, TPS Parking Management, L.L.C. 200 West Monroe Street Suite 1500 Chicago, IL 60606
David B. Rickard	Former Executive Vice President, Chief Financial Officer and Chief Administrative Officer, CVS Caremark Corporation
Roger T. Staubach	Executive Chairman of Jones Lang LaSalle Americas, Inc.
Thomas C. Theobald	Senior Advisor, Chicago Growth Partners LLC 303 West Madison Chicago, Illinois 60606

Officers:
Colin Dyer	See above
Lauralee E. Martin	See above
Charles J. Doyle	Chief Marketing and Communications Officer
Mark K. Engel	Controller
James S. Jasionowski	Chief Tax Officer
David A. Johnson	Chief Information Officer
J. Corey Lewis	Director of Internal Audit
Patricia Maxson	Chief Human Resources Officer
Mark J. Ohringer	General Counsel and Corporate Secretary
Joseph J. Romenesko	Treasurer

Jones Lang LaSalle Co-Investment, Inc.:
Directors:
Jeff Jacobson	Global Chief Executive Officer, LaSalle Investment Management
James S. Jasionowski	See above
Lauralee E. Martin	See above
Joseph J. Romenesko	See above

Officers:
Lauralee E. Martin	President

LIC II (General Partner) Limited:
Directors:
James Lyon	Chief Operating Officer – Europe, LaSalle Investment Management
Jeff Jacobson	See above
Sunil Patel	Regional Director, LaSalle Investment Management
Susan Jane Lloyd-Hurwitz	Managing Director, LaSalle Investment Management

Officers:
Martin Pollard	Secretary, and Financial Controller at LaSalle Investment Management

LaSalle Investment Management:
Directors:
Susan Jane Lloyd-Hurwitz	See above
James Lyon	See above
Stuart Richmond-Watson	Portfolio Manager, LaSalle Investment Management
Alan Tripp	Managing Director, LaSalle Investment Management

Officers:
Martin Pollard	Secretary, and Financial Controller at LaSalle Investment Management

LIC II Solstice Holdings, LLC:
Officers:
Peter H. Schaff	President, and Chief Executive Officer – Americas, LaSalle Investment Management

LaSalle U.S. Holdings, Inc.:
Directors:
Kimball C. Woodrow	Global Chief Operating Officer, LaSalle Investment Management
Lauralee E. Martin	See above
Peter H. Schaff	See above

Officers:
Kimball C. Woodrow	President